Exhibit 21

SUBSIDIARIES OF REGISTRANT

Franklin Securities, Inc., a Georgia corporation, was incorporated on May 4, 1982, as a wholly owned subsidiary to handle securities transactions.  This Company does not currently engage in any securities transactions.

Frandisco Property and Casualty Insurance Company, a Georgia corporation, was incorporated on August 7, 1989, as a wholly owned subsidiary to reinsure the property and casualty insurance policies written by the Company in connection with its credit transactions.

Frandisco Life Insurance Company of Georgia, a Georgia corporation, was incorporated on August 7, 1989, as a wholly owned subsidiary to reinsure the life and the accident and health insurance policies written by the Company in connection with its credit transactions.

T & T Corporation, a Georgia corporation, is a 50% owned subsidiary of the Company.  This corporation owns a building adjacent to the Company’s headquarters which the Company leases.